Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

November 18, 2010

Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Laufer Bridge Enterprises, Inc. (the “Company”)

File No.: 333-149177

Dear Mr. Spirgel:

This letter responds to your letter dated September 29, 2010 relating to the Company’s Form 10-K for the Year Ended September 30, 2009.  The paragraph numbers below correspond to the numbered comments in your comment letter dated September 29, 2010.

Form 8-K filed 7/28/2009

1.

Creative has a fiscal year that ends on September 30. We request that we be able to include the audited statements of Creative in our Annual Report on 10-K for the fiscal year ended September 30, 2010.

Form 10-K for the year ended September 30, 2009

2.

The merger was effected because the owners of Creative believed that being a public company would be potentially beneficial to it in terms of obtaining future financing, having vendors accept shares of stock in lieu of cash payments and in paying possible high profile individuals to sponsor their products with shares. The principal shareholders of Laufer believed that Creative’s long-term prospects are potentially more lucrative than the bridge business. There were no related party transactions or affiliations between or among any of the parties prior to the merger negotiations. No consideration was paid to any party other than was negotiated and disclosed. The transaction was a share exchange. Pursuant to the terms of the Agreement, As disclosed, Laufer issued an aggregate of 142,950,000 restricted shares of Laufer's common stock to the Creative Shareholders in exchange for all of the issued and outstanding shares of Creative. No cash was involved. The Laufers continue to hold the 9,530,000 shares that they owned prior to the merger. The description of the Merger will be expanded in the Company’s Annual Report on Form 10-K for the Year Ended September 30, 2010.

Risk Factors

3.

The disclosures about internal control have been made consistent in the Amended Form 10-K for the Year Ended September 30, 2009. The initial Risk Factor was worded so as to provide a cautious outlook for readers. However, we understand the point in your Comment Letter and have made appropriate changes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operations

4.

The operating data provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations has been edited in the Amended Form 10-K for the Year Ended September 30, 2009. Future filings will reflect identical balances throughout.

5.

More detail will be provided in future filings. There were no comparative columns of data in the Annual Report for the Year Ended September 30, 2009.

Gary B. Wolff, P.C.

Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

November 18, 2010

Re:

Laufer Bridge Enterprises, Inc. (the “Company”)

File No.: 333-149177

Liquidity

6.

We have made the requested disclosures.

Consolidated Balance Sheet

Note 2 – Summary of Significant Accounting Policies

j. Revenue Recognition

7.

The footnote disclosed revenue recognition includes when “the services have been rendered to the customer” which relates to the bridge business. The disclosure in the Amended Form 10-K for the Year Ended September 30, 2009 on this point has been edited to make it clearer.

g. Goodwill

8.

The goodwill relates entirely to the bridge business. Disclosure has been added to the Amended Form 10-K for the Year Ended September 30, 2009 to clarify that there has been no diminution in the operations of that business. The losses during the period ended September 30, 2009 relate entirely to merger costs and operating costs of Creative.

Other/Related Party

9.

The space does not result in any incremental costs to the President and can be used by him for other purposes. As such, its value is nominal. Additional disclosure about the Company’s President providing office space has been added in Footnote 7 included in the Amended Form 10-K for the Year Ended September 30, 2009. Similar disclosure will be included in all future filings.

10.

Additional disclosure has been added to Footnote 7 included in the Amended Form 10-K for the Year Ended September 30, 2009. There are no agreements with Related Parties on any matter relating to compensation or any other operating matter.

11.

The Laufers receive the same level of compensation as they did prior to the Merger and such compensation is included as an expense.

Note 4 – Note Payable

12.

The balance sheet has been revised to indicate that the Note Payable is due to our outside counsel.

13.

The Note is convertible at par value which is greater than book value. There is no trading in the Company stock so no comparison is available to market prices. The Note was recorded at face value and the corresponding liability to the outside counsel was eliminated. The Note does not appear to have any derivative or similar properties.

On July 22, 2009 Mr. Wolff exchanged $12,500 principal amount of the Note to JW Financial LLC ("JW") in exchange for 12,500,000 shares of Laufer's common stock held by JW. JW then forgave the principal balance of $12,500. JW is unrelated to Mr. Wolff. In accordance with the Unanimous Consent of Laufer’s Board of Directors and a Debt Purchase Agreement dated July 29, 2009, a portion of the unpaid principal balance of $8,700 was used by Gary B. Wolff to purchase 8,700,000 restricted shares of common stock of Laufer .On June 15, 2010, the holder of the note converted the principal balance of $8,800 for 8,800,000 shares of common stock. At June 30, 2010, the total amount due under the note was $20,000. The accounting for the conversions involved a straightforward reduction in the Note Payable and an increase in Common Stock.

Gary B. Wolff, P.C.

Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

November 18, 2010

Re:

Laufer Bridge Enterprises, Inc. (the “Company”)

File No.: 333-149177

Forms 10-Q for the Periods Ended December 31, 2009, 3/31/2010 and 6/30/2010

14.

We understand your position in this matter and will comply in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

15.

Future filings will provide detailed information on the development status of Creative’s product line.

Other

16.

The Company understands its responsibilities.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Laufer Bridge Enterprises, Inc.